UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This amended Report of Foreign Private Issuer on Form 6-K (this “Amended Form 6-K”) is being furnished to amend the Report of Foreign Private Issuer on Form 6-K  furnished earlier on the date hereof (the “Original Form 6-K”) by Kornit Digital Ltd. (“Kornit” or the “Company”). This Amended Form 6-K contains a revised version of Exhibit 99.2 (the slide presentation for the conference call of Kornit held today (May 11, 2021).

Other than the foregoing, this Amended Form 6-K does not, and does not purport to, amend, update or restate the information in the Original Form 6-K or the exhibits thereto.

CONTENTS

Results of Operations and Financial Condition- First Quarter 2021

On May 11, 2021 Kornit issued a press release entitled “Kornit Digital Reports First Quarter Results,” in which Kornit reported its financial results for the first quarter ended March 31, 2021. A copy of that press release is furnished as Exhibit 99.1 hereto.

In conjunction with the conference call being held on May 11, 2021 to discuss Kornit’s results for the first quarter ended March 31, 2021, Kornit also made available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into Kornit’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346 and 333-254749).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2021	KORNIT DIGITAL LTD.

	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release, dated May 11, 2021, titled “Kornit Digital Reports First Quarter 2021 Results”

99.2	Slide presentation for conference call of Kornit held on May 11, 2021

4